FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	May	2012
Research In Motion Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

Document		Page No.
1.	RIM Announces Wireless Achievement Award Recipients at BlackBerry World	3. .

Document 1

May 2, 2012
FOR IMMEDIATE RELEASE

RIM Announces Wireless Achievement Award Recipients at BlackBerry World

BlackBerry World 2012, Orlando FL - Research In Motion (RIM) (NASDAQ: RIMM; TSX: RIM) announced today the recipients of this year's Wireless Achievement Awards at BlackBerry World™ 2012.

The Wireless Achievement Awards are presented to customers who are doing business in new and innovative ways with BlackBerry® products and services. These customers have mobilized corporate systems to help increase performance, impact the bottom line and simplify life for their employees.

A list of all finalists follows below, along with a brief summary of information and results provided by each winning recipient. The awards are classified into four categories: Attendee Choice, Business Impact, Innovation In Private Sector, and Innovation In Public Sector.

Attendee Choice Award
The Attendee Choice Award allowed BlackBerry World attendees to vote for one of the three finalists for applications developed by a business for its customers.

Winner:

Cines Unidos -- Venezuelan movie goers can now buy tickets and get news on upcoming features with the click of a button, thanks to Cines Unidos’s app for BlackBerry® smartphones. As well as buying tickets and obtaining receipts and confirmations, the easy-to-use app, developed in partnership with Mobile Media Networks, gives users a 40-minute show-time warning and the ability to share movie schedules with friends and book dates over BlackBerry® Messenger (BBM™). Cines Unidos makes the app—which now has about 1.5 million users—available for download on BlackBerry App World™, and by scanning QR codes in theater lobbies, on posters and popcorn dispensers.

Finalists:
•	Banesco Banco Universal, C.A. – in partnership with Synergy Global Business C.A.®
•	OK! Magazine UK - in partnership with Refresh Mobile Ltd. (Mippin)

Business Impact
This award recognizes organizations that have deployed a wireless solution that has made a significant impact to their business.

Winner: Nomura International plc -- Nomura International plc (Nomura) is a leading financial services group. Mobile users based in the London, UK office represented 14% of the workforce but accounted for two-thirds of the telecommunications spend. Mobile call costs were rising by 18% annually. Also, Nomura needed to comply with the UK’s Financial Services Authority’s (FSA) Policy Statement 10/17, which made call recording mandatory on mobile devices. Nomura implemented BlackBerry® Mobile Voice System (BlackBerry® MVS), to assist with its regulatory compliance. It also helped reduce the call spend among BlackBerry MVS users by nearly 36%. Fifty per cent of all mobile calls at Nomura’s UK office now go out over BlackBerry MVS.

Finalist:
•	Eversheds LLP - in partnership with Polaris Financial Technology Limited.

Innovation In Private Sector
This award recognizes organizations that have deployed new, innovative wireless solutions to drive business productivity.

Winner: Cablevisión S.A. Argentina -- Cablevisión S.A. Argentina (Cablevisión) provides cable TV and broadband Internet service for more than 3.5 million customers in Argentina, Uruguay, and Paraguay. In the past, Cablevisión’s 5,000 field technicians had difficulty staying connected with their support teams and had to log their work and inventory of supplies used by hand. Needing a reliable solution, the company deployed BlackBerry smartphones and the Mobile II application, developed by Sensebyte Mobile. The solution allows technicians to confirm work orders, report on service in near real-time and enter inventory updates even if offline.  Cablevisión has significantly decreased calls to the support center while improving productivity and service.

Finalist:
•	IA Clarington Investments, Inc.™

Innovation In Public Sector
This award recognizes organizations that have used wireless solutions in innovative ways in healthcare, public safety and government.

Winner: Ministerio de Desarrollo Social -- To help meet its mission of providing humanitarian aid and social assistance, Argentina’s Ministerio de Desarrollo Social, or Ministry of Social Development, turned to BlackBerry smartphones and BlackBerry® PlayBook™ tablets. The organization equipped 400 of its field operators and personnel in regions across the country with the devices in order to better capture and share information on situations, including natural disasters and health and food -related crises. Replacing the need for projectors, computers, and photo and video cameras, the solution allows the Minister and senior ministry officials to quickly respond to community needs, speeding up decision-making while improving information accuracy.

Finalist:
•	Gwent Frailty Consortium - in partnership with DevelopIQ Ltd. and LAN2LAN Ltd.

For more information on the Wireless Achievement Awards program, please visit http://www.blackberryworld.com/special-programs/waa

About Research In Motion
Research In Motion (RIM), a global leader in wireless innovation, revolutionized the mobile industry with the introduction of the BlackBerry® solution in 1999. Today, BlackBerry products and services are used by millions of customers around the world to stay connected to the people and content that matter most throughout their day. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe, Asia Pacific and Latin America. RIM is listed on the NASDAQ Stock Market (NASDAQ: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

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Media Contact:
Marisa Conway
Brodeur Partners (PR Agency for RIM)
mconway@brodeur.com
212-336-7509

Investor Contact:
RIM Investor Relations
investor_relations@rim.com
519-888-7465

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws.  When used herein, words such as "expect", "anticipate", "estimate",  "may",  "will", "should", "intend," "believe", and similar expressions, are intended to identify forward-looking statements.  Forward-looking statements are based on estimates and assumptions made by RIM in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that RIM believes are appropriate in the circumstances.  Many factors could cause RIM's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of RIM's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov).  These factors should be considered carefully, and readers should not place undue reliance on RIM's forward-looking statements.  RIM has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no obligations or liability and makes no representation, warranty, endorsement or guarantee in relation to any aspect of any third party products or services.

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited
(Registrant)
Date:	May 3, 2012	By:	\s\Brian Bidulka
(Signature)
Brian Bidulka, Chief Financial Officer